ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The North Country Funds (File No. 811-10123)

Dear Sir/Madam:

On behalf of The North Country Funds, a registered investment company (the "Trust"), we hereby submit, via electronic filing through EDGAR, a preliminary proxy statement on Schedule 14A pursuant to Rule 14a-6 of the Securities and Exchange Act, as amended, related to The North Country Large Cap Equity Fund, the sole series of the Trust. The main purpose of this proxy is to solicit shareholder approval at special meetings for the election of new trustees and approval of an investment advisory agreement with a new investment adviser.

If you have any questions or comments related to this filing, please contact me at 617-235-4144. If I am unavailable please contact Brian D. McCabe at 617-951-7801.

Very truly yours,

/s/ Andrew D. Wilkins

Andrew D. Wilkins, Esq.

cc: Brian D. McCabe, Esq.